Exhibit 99.1

MAG SILVER CORP. (An exploration and predevelopment stage company) Management Discussion & Analysis For the three and six months ended June 30, 2011
Dated: August 12, 2011

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BCV6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE-A: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE Amex under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a “reporting foreign issuer” in the USA.

The following management discussion and analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the three and six months ended June 30, 2011.  It is prepared as of August 11, 2011 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2011 and the audited consolidated financial statements of the Company for the year ended December 31, 2010, together with the notes thereto.  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the disclosures contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed AIF.  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”) and or prepared by or under the supervision of Dan MacInnis P. Geo., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”).

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This MD&A uses the terms "Inferred Resources" and “Indicated Resources”. MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

FINANCIAL PERFORMANCE

At June 30, 2011, the Company had working capital of $34,897,811 (compared to $51,947,117 at June 30, 2010), including cash on hand of $33,571,781(compared to $51,313,141 at June 30, 2010). The Company’s reserves of cash originate from financings.  The decrease in cash and working capital from the prior period is a result of a completed bought deal financing that closed in the prior year on May 18, 2010 for net proceeds of $33,148,722, and was included in the prior year’s comparative balances.

Six Months Ended June 30, 2011

The Company’s net loss for the six months ended June 30, 2011 amounted to $1,387,846 (2010: $3,554,861).  The decrease in the net loss compared to the prior period is primarily due to: the receipt of an arbitration award recognized as income in the current period of $1,799,775 (US $1.86 million) related to the arbitration proceedings against Fresnillo plc (“Fresnillo”) (see “Fresnillo Arbitration” below); and to decreased share based payment expense in the current period.  During the six months ended June 30, 2011, the Company granted nil stock options, (June 30, 2010: 390,000), but still recorded $782,696 (June 30, 2010: $1,159,401) of share based payment expense relating to stock options previously granted, and vesting to employees and consultants in the period ended June 30, 2011. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

Accounting and audit fees for the period ended June 30, 2011 of $279,427 (2010: $255,086), increased slightly as the Company incurred a spillover of advisory costs on tax and strategic planning related to an internal restructuring of its Mexican property holdings completed in 2010.  Legal fees incurred during the period ended June 30, 2011 of $862,606 (2010: $738,559) continued to be higher than usual as a result of the ongoing costs related to the arbitration proceedings against Fresnillo (see “Fresnillo Arbitration” below).  Management and consulting fees of $817,539 (2010: $519,271) increased over prior period as the Company has strengthened its management team with a full time Chief Financial Officer, and with a Vice President of Operations.

For the period ended June 30, 2011, shareholder relations expenses decreased to $100,532 (2010: $189,665) and travel costs decreased to $132,879 (2010: $206,750), as the Company attended less investor conferences than in the prior year.  Other expenses incurred during the period ended June 30, 2011 including amortization of $27,452 (2010: $25,967), filing and transfer agent fees of $142,290 (2010: $105,581), general office and property investigation costs of $320,744 (2010: $365,015), were all comparable with the prior year’s expense. There was a foreign exchange gain for the period ended June 30, 2011 of $73,477 (2010: loss of $60,402), impacted by fluctuations in the Mexican Peso relative to the United States dollar (“US$”) and by fluctuations in the US$ relative to the Canadian Dollar.  There were no property impairments or write-offs during the current period (2010: Nil). Interest income earned for the period ended June 30, 2011 increased to $208,067 (2010: $70,836), reflecting higher average cash balances on hand and higher interest rates, than in the comparable period.

During six months ended June 30, 2011 the Company also recognized an unrealized loss of $224,221 (2010: gain of $2,128) in other comprehensive loss (“OCL”) on marketable securities held and designated as available-for-sale instruments. The currency translation adjustment of $(2,040,079) in OCL (2010: $918,481) results from the translation to Canadian dollars of the Company’s three Mexican subsidiaries and the Company’s investment in an associate, all which have a US$ functional currency.  The currency translation loss in the current period is due to a strengthening of the Canadian dollar in the current period as measured against the US$. The Company’s net investment in these foreign operations is subject to currency risk with respect to the US$/Canadian dollar exchange rate (see Note 10 (c) in the notes the unaudited condensed consolidated financial statements as at June 30, 2011).

Three Months Ended June 30, 2011

For the three months ended June 30, 2011, the Company reported a net income of $39,615 compared to a loss of $1,393,973 in the comparable prior quarter.  This change over prior period is due to the receipt of an arbitration award recognized as income in the current quarter of $1,799,775 (US $1.86 million) related to the arbitration proceedings against Fresnillo (see “Fresnillo Arbitration” below).  Excluding this award, the loss for the quarter ended June 30, 2011 would have been $1,760,160 (2010: $1,393,973), and increased primarily due to increased share based payment expense in the current quarter.  During the three months ended June 30, 2011, the Company granted nil stock options, (June 30, 2010: Nil), but still recorded $288,900 (June 30, 2010: Nil) of share based payment expense relating to stock options previously granted, and vesting to employees and consultants in the quarter ended June 30, 2011. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

During the quarter ended June 30, 2011, the Company also recognized an unrealized loss of $123,000 (2010: Nil) on marketable securities (Canasil Resources Inc. warrants) held and designated as held for trading instruments.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters as determined under IFRS (unless otherwise noted):

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
June 30, 2011	$102,242	$39,615	$0.00
March 31, 2011	$105,825	$(1,427,461)	$(0.03)
December 31, 2010	$130,869	$(4,868,283)	$(0.09)
September 30, 2010	$120,698	$(4,169,838)	$(0.08)
June 30, 2010	$46,449	$(1,393,973)	$(0.03)
March 31, 2010	$24,387	$(2,160,888)	$(0.04)
December 31, 2009 *	$42,227	$(2,659,433)	$(0.05)
September 30, 2009 *	$66,949	$(1,284,316)	$(0.03)
 * Amounts as reported under Canadian GAAP

Notes:
(1)
The Company’s primary source of revenue during the quarters listed above was interest earned on bank cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or property write-offs.  When adjusted for these non-cash charges, the results for the quarters listed above show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the periods as described above at “Financial Performance”.

RESULTS OF OPERATIONS

During the period ended June 30, 2011, the Company’s joint venture expenditures and advances amounted to $964,513 (2010: $1,519,242) on the Juanicipio property, where drilling is being conducted by the project operator, Fresnillo, and the Company’s share of costs is funded through its 44% interest in Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”)(see below).  During the period ended June 30, 2011, the Company’s exploration activity was focused on its 100% owned Cinco de Mayo property, where $3,554,679 (2010: $5,592,027) in exploration and evaluation costs were incurred in the period and 15,986 metres (2010: 31,194) were drilled.

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

Juanicipio Property

The Company owns 44% of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), a Mexican incorporated joint venture company, which owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo holds the remaining 56% interest in the joint venture and is the project operator.  The Juanicipio property hosts at this time two significantly identified high grade silver (gold, lead and zinc) veins: the Valdecañas Vein and the Juanicipio Vein.

Exploration of the Juanicipio Property is designed by the Minera Juanicipio Technical Committee, approved by the Minera Juanicipio Board of Directors and executed by the project operator, Fresnillo.  The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent directly to cover expenses related to the Company’s direct oversight of the field and drilling programs executed on the property. For the three months ended June 30, 2011, the Company’s joint venture advances and direct expenditures totaled $808,626 (June 30, 2010: $1,034,536), comprising $678,335 (June 30, 2010: $993,980) as its 44% share of cash advances, and a further $130,291 (June 30, 2010: $40,556) expended directly by the Company on project oversight.  For the six months ended June 30, 2011, the Company’s combined joint venture advances and direct expenditures amounted to $964,513 (June 30, 2010: $1,519,242), comprising $806,322 (June 30, 2010: $1,440,736) as its 44% share of cash advances, and a further $158,191 (June 30, 2010: $78,506) expended directly by the Company on project oversight.  Cumulatively to June 30, 2011, the Company has expended on its own account or advanced Minera Juanicipio a total of $12,886,660 (2010: 10,817,090) for its 44% of acquisition and exploration costs.

Evaluation and exploration expenditures directly incurred by Minera Juanicipio for the six months ended June 30, 2011 amounted to US$ 2,346,482, including US$1,481,734 in the quarter ended June 30, 2011.

In the six months ended June 30, 2011, Minera Juanicipio completed 10,721 metres of drilling on the property, including 6,799 metres in the quarter ended June 30, 2011, representing approximately 45% of the budgeted drilling meterage for the year.   Drilling in the period ended June 30, 2011 was primarily directed to the Valdecañas Vein where 9 holes (totaling 8,500 metres) were completed or are in progress as a continuation of the program started in early 2010 to systematically convert Inferred Resources to Indicated Resource status. Work was also designed to explore along the Juanicipio Vein for a potential bonanza zone and the drilling in “other” areas continued the search for other as yet undiscovered veins elsewhere on the Juanicipio property including following up on the new vein intercept previously reported in hole 37P.

The Company is in receipt of assay results to the end of June 2011 from infill drilling designed to convert Inferred Resources to Indicated Resources on the Valdecañas Vein and the Juanicipio Vein, as provided by the operator Fresnillo, as follows:

•
Hole J05 cut 4 separate vein sets: a) The  main Valdecañas Vein was intercepted and assayed 1.08 grams per tonne (“g/t”) gold, 845 g/t silver, and 0.30% combined lead and zinc over 2.35 metres true width; b) Footwall Vein 2 assayed 1.07 g/t gold, 845 g/t silver, and 0.30 % combined lead and zinc over 0.89 metres;  c) The lower Footwall Vein was intersected over a true width of 3.60 metres and ran 0.55 g/t gold, 5,074 g/t silver and 15.76% combined lead and zinc;  d) The stock work zone reported 8.16 metres true width and carried 0.16 g/t gold, 385 g/t silver, and 0.25% lead plus zinc.

•	Drill hole J21 intercepted the Valdecañas Vein over a true width of 2.44 metres and assayed 10.22 g/t gold, 157 g/t silver, and 5.47% lead plus zinc.

•	On the Juanicipio Vein drill hole 17.5P intercepted 0.74 metres running 1.20 g/t gold, 379 g/t silver, and 0.5 % lead plus zinc.

•	Hole 17.5Q intercepted the Juanicipio Vein over a true width of 1.91 metres with 0.43 g/t gold, 859 g/t silver, and 4.32% lead plus zinc.

In July of 2010, Minera Juanicipio engaged AMC Mining Consultants (Canada) Ltd (“AMC”) to undertake a ‘prefeasibility study’ for the development of a ‘standalone’ underground silver mine on the Valdecañas Vein.  The prefeasibility study was commissioned as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed. In order to better serve the objectives of the Juanicipio joint venture, AMC has been mandated by the Technical Committee of Minera Juanicipio to include both Inferred and Indicated Resources in this independent “standalone” mine development study.  As this will not satisfy the requirements of a "pre-feasibility study" under Canadian National Instrument (“NI”) 43-101 Standards of Disclosure for Mineral Projects (which requires the use of only Indicated Resources), AMC has been instructed by Minera Juanicipio to prepare a version of the study that complies with the NI 43-101 (the “AMC Study”).  The AMC Study will be issued in the form of an updated Preliminary Economic Assessment (“PEA”) as it will be based on both Indicated and Inferred Resources.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

At a recent board of directors meeting of Minera Juanicipio, the board unanimously approved the hiring of a qualified and internationally recognized independent consultant to carry out an independent updated resource estimate based on drilling done on the property up to June 2011. Subsequent to the quarter end, Minera Juanicipio engaged Strathcona Mineral Services Limited to prepare the independent resource estimate, which will comply with the provisions of NI 43-101 and, once finalized, will then be used by AMC as a basis for the AMC Study. The updated resource estimate will utilize data from the ongoing 2011 drill program designed to convert as much of the resource as possible from the inferred category to an indicated category and therefore is expected to allow AMC to prepare a study with a higher confidence level including a mine production and mine design plan. The final AMC Study will also include certain tradeoff studies approved by the Minera Juanicipio board of directors.

Although no assurances can be made regarding AMC's timing for delivery, Minera Juanicipio now anticipates the AMC Study will be completed early in the fourth quarter of 2011, subject to the completion of the new resource estimate and the schedules of the authors.

In the meantime, 9 drills continue in operation on the property.

Cinco de Mayo Property

The Cinco de Mayo Project is a 15,000 hectare district scale project owned 100% by the Company.  Cinco de Mayo is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua State, Mexico, and is the most advanced of MAG’s four Carbonate Replacement Deposit (“CRD”) style targets. The project consists of three major parts: The Pozo Seco molybdenum-gold resource area; the Jose Manto silver-lead-zinc body, and the surrounding Cinco de Mayo exploration area.  Much of the work done during the quarter ended June 30, 2011 has been focused in the emerging “Polaris Zone” which lies at the north end of the Sierra Santa Lucia within the general Cinco de Mayo exploration area.

To date the Company has outlined both high grade silver/lead/zinc mineralization along approximately 1,500 metres of strike length of the Jose Manto (resource estimation in progress), and high grade molybdenum/gold (with Indicated Mineral Resources estimated at 29.1 million tonnes, grading 0.147% molybdenum and 0.25 g/t gold and including Inferred Mineral Resources at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold) along approximately 2,500 metres of the Pozo Seco zone.

PozoSeco Molybdenum-Gold Zone – Mineral Resource Estimate

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the Cinco de Mayo project area. In 2010, Pozo Seco quickly developed to a substantial size and grade.  Contiguous holes outlined a tabular body approximately 2,500 metres long, averaging 250 to 300 metres wide and 50 to 75 metres thick. Successful in-fill drilling defined the body on roughly 100 metre centres so that a resource estimation could be undertaken. This was initiated in June 2010, and on August 4, 2010 Scott Wilson RPA delivered a Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010.  At a cut-off grade of 0.022% molybdenum, the Indicated Mineral Resources are estimated at 29.1 million tonnes, grading 0.147% molybdenum and 0.25 g/t gold, containing 94.0 million pounds molybdenum and 230,000 ounces gold.  The Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold, containing 53.2 million pounds molybdenum and 129,000 ounces gold.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

The mineral resources for the Pozo Seco Deposit have been estimated by Mr. David Ross, P.Geo., an employee of Scott Wilson RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). Mr. Ross, P.Geo. has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate.

Molybdenum in the Pozo Seco deposit occurs primarily in the form of powellite (CaMoO4), a molybdenum oxide mineral believed to be primary. Minor amounts of molybdenite (MoS2) are also present. Gold is native and ranges from very fine-grained to visible.

Metallurgical testing to determine the best methods for recovering of both gold and molybdenum in the Pozo Seco deposit is ongoing with gravitational separation, leaching and flotation techniques being tested.  Test work to date indicates that the gold at Pozo Seco is readily recovered (recoveries of over 90%), but at this time work is focused on molybdenum recoveries until a gold resource large enough to justify the required infrastructure is developed. Recovery of molybdenum, in the form of a powellite concentrate is a pioneering effort made more challenging by the fine grain size of the powellite particles and intimate locking with waste materials, particularly fluorite. The Company is currently working with metallurgical consultants and a variety of recovery methodologies are being tested, but to date, an economic metallurgical recovery process has not been identified.  Although the metallurgical testing is taking longer than initially planned, the Company intends to continue with the testing, in an effort to attain positive metallurgical results, which would then be followed by a PEA.

Pozo Seco’s molybdenum mineralization is comparable in style to molybdenum-bearing mineralization that occurs in the proximal parts of several of the largest Mexican CRD systems, but is many times more extensive than the largest known occurrence in the San Martin-Sabinas skarn-CRD system in Zacatecas. Further, Pozo Seco style gold-bearing silicified limestone breccias (jasperoids) are also common in Mexican CRD systems, but again the Pozo Seco gold mineralized jasperoid is substantially larger than the largest known occurrence in the Santa Eulalia CRD-skarn system in central Chihuahua.

On-going Exploration Program

As at June 30, 2011, drilling was advancing with two drill rigs dedicated to tracing mineralized structural zones that may have fed, or been fed from the Pozo Seco and/or Jose Manto mineralization zones. Exploration is currently focused on locating these structures, determining their geometry and attempting to follow their geological and geochemical signatures back towards their source - a process called “vectoring.” A comparison with similar CRD systems in the region indicates that the scale of vectoring may range from a few hundred metres to several thousand metres, so a number of holes may be required to trace an individual structure.  Many of the structures suitable for vectoring are referred to as “fugitive calcite veins” containing manganese-bearing calcite and/or quartz-barite-calcite fillings carrying varying levels of gold, silver, copper, lead, zinc, and tungsten values.  “Fugitive veins” are so named because they are deposited from partially spent ore-fluids that have leaked, or “escaped” from the principal ore-deposition zone.  Their degree of mineralization and geochemistry tends to vary systematically as they diminish outwards from their source. Similar veins encountered above and around high grade manto, chimney and skarn zones in most of the world’s large CRDs have historically been used as exploration guides and followed for tens to hundreds of metres into ore bodies.

On March 25, 2011, the Company announced high-grade, silver-rich sulphide and skarn-altered intrusion intercepts from on-going exploration drilling in the “Polaris” area in the northwestern part of the Cinco de Mayo property.  The first two holes in the area hit what appeared to be the same set of sheeted sulphide replacement veins. The intercepts are approximately 50 metres apart with mineralization in both holes consisting of a series of parallel veins ranging from 0.25 to 3.5 metres in width that occur within an overall zone 20 to 35 metres wide. The principal vein in Hole CM11-343 is 2.81 metres wide and grades 483 g/t (14.1 opt) silver, 0.22 g/t gold, 4.52% lead and 11.74% zinc. The same vein is seen in Hole CM11-335 and is 1.42 metres wide reporting 287 g/t (8.3 opt) silver, 0.24 g/t gold, 2.67% lead and 1.40% zinc, with the interval from 527.11 to 527.68 (0.57 metres) carrying 639 g/t (18.6 opt) silver, 0.35 g/t gold, 5.42% lead and 2.35% zinc. In addition, both holes cut multiple additional parallel sulphide veins and veinlets and highly altered felsite and intermediate dykes.  Additionally, highly skarn-altered intrusion was cut in Hole CM11-349, drilled 250 metres southwest of Holes CM11-335 and CM11-343. These holes are the first to hit a significant intrusive body in the ongoing search for large-scale intrusive-contact mineralization that is believed to exist at Cinco de Mayo. Exploration in the Polaris area during the quarter focused on determining the extent and geometry of the dioritic-granodioritic intrusion and where skarn and sulphide mineralization is best developed along its contacts. During the quarter ended June 30, 2011, 10 holes were drilled in the area and assay results are pending.  Exploration of this area is completely blind with no outcrops as guides and geophysics has proven of limited value.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

Partially exposed jasperoid bodies, which grade between 0.02 and 40 g/t gold, are scattered in the rugged hills between the northeast end of Pozo Seco and Polaris.  Drilling to determine their extent and lateral continuity and what potentially lies beneath them is slated for drilling with a man-portable drill-rig in third quarter.

The Company’s budgeted exploration programs at Cinco de Mayo for 2011 are approximately $2.8 million which includes drilling, substantial geology, labour and other associated costs. Actual exploration and evaluation expenditures incurred at Cinco de Mayo in the six months ended June 30, 2011 were $3,554,679 (2010: $5,592,027) where 15,986 metres (2010: 31,194) were drilled, including $1,753,036 (2010: $3,116,941) of expenditures and 6,090 metres (2010: 15,548) of drilling in the three months ended June 30, 2011. Actual year to date expenditures exceeded budget due to additional drilling in response to the new mineralization discovered in the Polaris area. The Company is in the process of revaluating its budget allocation to Cinco de Mayo and its other properties for the second half of the year, with the intent of redistributing up to an additional $1.7 million to the Cinco de Mayo budget, with continued drilling on the property expected through the third quarter.

Lagartos Properties

The Company owns a combined 135,000 hectare land package along the Fresnillo Silver Trend (“FST”), a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  The package has two major claim groups: Lagartos NW and Lagartos SE. The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546.  Lagartos NW covers the immediate northwestern projection of the geology and structure of the Fresnillo Mining District into a broad alluvial valley punctuated by volcanic outcrops showing high-level alteration styles and mercury showings virtually identical to those that led to the Juanicipio discovery.

During the three and six months ended June 30, 2011, the Company expended $61,034 and $323,634 respectively, in exploration on the combined Lagartos properties (2010: $132,801 and $339,663, respectively), primarily on the Lagartos SE claims. The Company’s budgeted exploration programs for these properties in 2011 are for approximately $1.6 million, again focusing on the Lagartos SE claims, and with drilling is expected to begin in the third quarter.

Lagartos SE

Lagartos SE exploration has targeted the discovery of extensions to major veins in the historically prolific Zacatecas silver district. The Veta Grande (“Grand” or “Great” Vein) was the second most important vein in the district with significant ore shoots distributed intermittently along its 12 kilometre trace across the north-central part of the district.  The vein disappears under alluvium at both ends, but MAG’s late 2009 drilling appears to have found its eastern continuation under cover. Holes were targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcrop, through roughly 100 metres of alluvium.  This discovery shows that this important and historic vein is open along strike from areas of past production, with MAG’s wholly owned property covering an additional four kilometres of possible projection to the east.  In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande, have encountered high grade silver mineralization as reported by the Company in 2010.  Accompanying low base metal values indicate the vein was likely intersected at a high level. Current work is focusing on following up these significant results with an airborne geophysical survey and subsequent drilling.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

Final results of the Geotech Ltd. VTEM Airborne Survey of the Veta Grande and Malanoche Veins flown in 2010 were received in February 2011 and were processed and interpreted.  The geophysical surveys equipment consisted of helicopter borne VTEM (versatile time domain electromagnetic system and caesium magnetometer). A total of 1,183 line-kilometres of geophysical data were acquired during the survey. The block was flown at an azimuth of N0oE with a flight lines spacing of 100 metres. Tie lines were flown east-west with a spacing of 1,000 metres.

The electromagnetic and magnetic information supplied by the survey indicates that the structures cut in drilling in 2009 can be traced to the east and that numerous drilling targets exist.  In addition to the targets indicated along the projection of the Veta Grande trend, very similar targets are indicated geophysically along the projection of the Mala Noche trend.  Most of the targets lie under agricultural land and much of the past year has been dedicated to gaining long-term access rights for drilling.  Permits to drill several of these targets are expected to be granted in early third quarter of 2011, with drilling commencing immediately thereafter depending on the onset of the rainy season.

Targets have also been identified in the southwestern part of the Zacatecas District at Lagartos SW.  Several very strong vein breccia structures have been identified, mapped and sampled.  Drilling to test these structures at depths of 250 to 300 below outcrop exposures is planned for third quarter of 2011 once permits are granted.  This work is expected to be executed in conjunction with drilling on the Veta Grande targets described above.

To date, approximately 44 holes have been drilled, all prior to 2011, in four principal areas within and along the projections of major vein systems in Lagartos SE around the historic Zacatecas District.

Drilling is expected to begin in the third quarter.

Lagartos NW

Lagartos NW property covers possible extensions of the Fresnillo district and the Juanicipio vein discoveries towards the northwest. It is host to Cerro Cacalote, an area where SWIR/ASTER satellite imagery has identified a large area 35 kilometres from Juanicipio with alteration signatures similar to those observed at Valdecañas. Narrow intercepts of gold and silver along with elevated arsenic, mercury, antimony and tin values have been recorded in the area.

No significant work was conducted at Lagartos NW in the three and six months ended June 30, 2011.

Mojina

The Company previously entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for US$1,250,000.  Under the terms of the agreement, the Company paid US$100,000 within 15 days of signing the agreement in April 2010, and an additional $60,000 in the period ended June 30, 2011.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totaling $890,000 through 2015 and incur cumulative exploration expenditures totaling US$2,500,000 including US$ 100,000 in the first year. On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned properties. To June 30, 2011, the Company had incurred US$ 377,749 in exploration costs, which excludes the above noted acquisition costs.

The Mojina Property is located in northern Chihuahua State 5 kilometres from the town of Ricardo Flores Magon and 40 kilometres south of the Company’s Cinco de Mayo property. Mojina is easily accessed from a paved highway and unpaved roads and tracks. Mojina lies along the main strand of the Mexican CRD Belt along the same structure and in the same stratigraphic section as Cinco de Mayo. A small mine is located on the property and reports limited but high grade past production. The Mojina Mine produced an estimated 125,000 tonnes grading 80-330 g/t (2.3 - 10 opt) silver, 2-4 g/t gold and 8-10% lead from oxidized manto ores between 1954 and 1972.

Final results of the 2010 Geotech Ltd. ZTEM Airborne Survey have been received and interpreted. The geophysical surveys consisted of helicopter borne AFMAG Z-axis Tipper electromagnetic (ZTEM) system and aeromagnetics. A total of 1,283 line kilometres of geophysical data were acquired during the survey. The block was flown at an Azimuth of N60oE with a flight lines spacing of 200 metres.  Work on the project during the quarter ended June 30, 2011 included detailed geological mapping and geochemical sampling of areas along the western flank of the mountain where the geophysical survey and preliminary geochemical sampling indicated projections of the mineralization system.  The combined geophysical and expanded geochemical and geological data support MAG’s exploration model for the project and drill permitting is in progress.  Proximity to Cinco de Mayo makes Mojina logistically straightforward and it is expected that drilling can commence during third quarter of 2011.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

During the three and six months ended June 30, 2011, excluding acquisition costs, the Company expended $56,156 and $162,468, respectively, in exploration on the Mojina Property (2010: $9,544 and $12,641). The Company’s budgeted exploration program for the Mojina Property in 2011 is for approximately $750,000.

Esperanza Joint Venture

In 2010, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 kilometres SE of the city of Durango on the border between Durango and Zacatecas States. Pursuant to the agreement, the Company paid $50,000 upon signing the agreement, and to earn its 60% interest the Company must make additional cash payments of $450,000 in stages to September 1, 2013 and incur exploration expenditures of $5,000,000 in stages to September 1, 2014, including committed first year drilling of 1,500 metres and expenditures of CAD$750,000.  To June 30, 2011, excluding acquisition costs, the Company had incurred $544,350 in exploration costs, but had not yet commenced drilling on the property due to both security related delays in Mexico, and to lack of drilling water stemming from seasonal drought. Security issues seem to have subsided in the area and the seasonal drought should be quickly remedied once the summer rainy season begins.  Road work has commenced in anticipation of this and preparations for the planned 2011 drill program have resumed.  Permits are expected to be received during early third quarter and drilling should commence shortly thereafter assuming the water supplies are replenished by summer rains. Subsequent to June 30, 2011 the Company and Canasil entered into an amendment agreement extending the first year committed expenditure and drilling limits ($750,000 and 1,500 metres) to December 31, 2011.

Under the terms of the agreement, MAG also agreed to acquire 1,500,000 units of Canasil at $0.10 per unit for a gross cost of $150,000, which closed on August 27, 2010. Each unit consisted of one common share of Canasil and one-half of one share purchase warrant (a “Warrant”), with each full Warrant entitling MAG to purchase one Canasil common share at a price of $0.15 prior to August 27, 2011.  On May 16, 2011, the Company exercised the 750,000 held for trading warrants of Canasil at a total cash cost of $112,500. During the quarter ended June 30, 2011, the Company further subscribed to a second private placement of 500,000 units of Canasil, at a price of $0.40 per unit for total consideration of $200,000, fulfilling its obligation under the Esparanza Option agreement to further subscribe in a private placement in Canasil prior to August 27, 2011.  The units were comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Canasil at a price of $0.60 on or prior to May 6, 2012.  If, after November 6, 2011 the closing price of Canasil’s shares equals or exceeds $1.40 per share for a period of ten consecutive trading days, Canasil will have the right to accelerate the expiry date of the Warrants with at least 30 days written notice to MAG.  As at June 30, 2011, the acceleration terms of the warrants had not been met.

The Esperanza property hosts quartz breccia epithermal veins with silver, lead and zinc mineralization associated with argentiferous galena, silver sulfosalts and sphalerite. There has been a history of past mining activity at Esperanza with direct shipments of reportedly high grade ore to local mills and smelters. The mine was last active in 1970, and was reportedly mined on three levels, using a main access shaft down to a depth of approximately 90 metres. There are a number of surface pits and dumps with ore left over from past mining operations around the vein and mine area.

Canasil previously drilled nine diamond drill holes on the property for a total of 1,432 metres. This program has outlined a mineralized panel with a strike length of over 150 metres and depth of 100 metres, which is open in all directions, with vein widths of up to 10.30 metres carrying high grade silver mineralization. Seven drill holes intersected the main Esperanza vein (LE) and a hanging wall vein (HW) over significant widths The weighted average grade of mineralization intersected in the Esperanza vein is 330 g/t (9.62 opt) silver, 0.93% (18.60 lbs/ton) zinc and 1.57% (31.40 lbs/ton) lead over an average width of 4.21 metres. This vein includes several intercepts with very high silver grades of up to 2,144 g/t (62.53 opt) silver over 0.75 metres.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

The Esperanza Vein has been traced by mapping of the collapsed workings over a strike length of 260 metres. Significant alteration zones are observed along strike extensions of the Esperanza vein for over four kilometres on a northwest-southeast trend. Additional vein outcrops and mineralized structures are also observed to the northwest of the extended claim area at “Fatima” approximately 15 kilometres northwest of the Esperanza vein, indicating the potential for a large district scale epithermal system.

In October 2010, a 1,330 line-kilometre ZTEM Airborne Geophysical survey was completed on behalf of MAG covering over 250 square kilometres over the La Esperanza area which was successful in highlighting several geophysical anomalies associated with known mineralization and significant geological features.

MAG also conducted geological mapping and surface rock and stream sediment sampling focused on four known vein systems that have been traced over variable strike lengths ranging from 300 metres to over 1.9 kilometres. In anticipation of the 2011 diamond drill program MAG has also completed upgrades to over 30 kilometres of access roads within the project area.

Correlation of the structural features highlighted by the ZTEM survey and the magnetics, coupled with the mineralized veins and structural lineaments outlined by the mapping and sampling, and previous drilling by Canasil, has defined a number of high priority drill targets.

The geological mapping and surface sampling program was carried out by MAG’s exploration team based in Zacatecas, Mexico, and included collection of 325 rock samples and 134 stream sediment samples. Three anomalous areas of silver, lead and zinc were identified including the La Esperanza vein zone and its extensions. All three zones are coincident with significant magnetic and or ZTEM anomalies. Other similar ZTEM anomalies will be prospected, mapped and sampled as the field work continues.

During the three and six months ended June 30, 2011, the Company expended $119,403 and $229,110 respectively in exploration on the Esperanza Property (2010: n/a), and the Company’s budgeted exploration program for the Esperanza Property in 2011 is approximately $1,125,000.  As noted above, the 2011 drill program is expected to resume in the third quarter.

The Batopilas (Don Fippi) Property

The 100%-owned Batopilas project covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua. Work in 2010 included mapping and sampling along a new road being built across the property by the State of Chihuahua.  Construction of the road is not yet complete and precludes MAG from moving forward in the near term.

The Company expended $29,520 at Batopilas during the six months ended June 30, 2011 (2010: $143,299) under a 2011 budget of approximately $100,000 relating primarily to property maintenance.

Other Properties

The Company’s remaining properties consist of the Nuevo Mundo, Guigui, San Ramone and the Lorena claims.

Nuevo Mundo

The Nuevo Mundo Property abuts the eastern side of Goldcorp’s “Camino Rojo” property in northern Zacatecas State.  According to public records, Camino Rojo is reported to contain a 2.3 million ounce gold resource.  Although Camino Rojo was largely a blind discovery, it is known to have a strong and characteristic Induced Polarization signature.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

The Company is seeking possible Camino Rojo analogs on the Nuevo Mundo property.  Outcrops are very sparse, so exploration needs to be guided by geophysics.  A 390 square kilometre block was flown in late 2010 using the Geotech Ltd. ZTEM Airborne Survey System. The block is located 12 kilometres west of Huertecillas, San Luis Potosi. The geophysical surveys consisted of helicopter borne AFMAG Z-axis Tipper electromagnetic (ZTEM) system and aeromagnetics. A total of 1,867 line kilometres of geophysical data were acquired during the survey. The block was flown at an Azimuth of N60oE with a flight lines spacing of 200 metres. Final results were received in February 2011 and were used as the basis for planning an Induced Polarization/Resistivity (IP/Res) survey.  Surface access for the IP survey was secured during second quarter of 2011 and lines have been laid out and brushed.  The survey is expected to be undertaken early in the third quarter of 2011, pending contractor scheduling.

The Company expended $45,528 and $113,590 respectively,  in exploration costs at Nuevo Mundo during the three and six months ended June 30, 2011 (2010: $62,320 and $157,722 respectively), and the 2011 budgeted exploration programs at Nuevo Mundo are approximately $835,000, largely dedicated to Induced Polarization geophysics and drilling.

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp. Strong aerial magnetic anomalies remain to be drilled. The Company incurred $23,891 in exploration costs on Guigui during the six months ended June 30, 2011 (2010: $12,191).  The Company’s budgeted exploration program at Guigui for 2011 is approximately $80,000 which will be used primarily to maintain the property.

San Ramone

The San Ramone property lies along the north western continuation of the Las Majadas-Pajarito Hill Vein zone within the important Malanoche Vein system and is flanked to the east by contiguous claims belonging 100% to MAG. The Company has drilled four holes in San Ramone tracing results from earlier vein drilling to the east that showed a progressive northwest thickening of these veins and an increase in lead and zinc sulphide content towards San Ramone. The results show the continuation of the grade trend but thinning of the vein.  The area was included in the 2010 AEM survey and follow up work in this area will target three other veins with strong surface expressions.

The Company’s budgeted exploration programs at San Ramone for 2011 are approximately $66,000. The Company incurred $2,214 in exploration costs on the San Ramone property during the six months ended June 30, 2011 (2010: $9,528).

Lorena

The La Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. No drilling or field work has been carried out in either 2010 or 2011, and the claim group was significantly reduced during 2010.  Negotiations to access the principal target area from a different direction continue.

The Company expended $48,408 in exploration costs at La Lorena during the six months ended June 30, 2011 (2010: $27,895), and the 2011 budgeted exploration relates primarily to holding costs and surface access acquisition totaling approximately $100,500.

Fresnillo Arbitration

In December of 2008, London Stock Exchange listed Fresnillo announced an intention to make a hostile take-over bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its then ownership of 19.8% of MAG (current ownership of MAG is believed to be 17.87%), was in the unique position of also being the majority owner (56%) and operator of the joint venture company Minera Juanicipio, the remaining 44% held by the Company. In 2009, MAG made a formal application to the Ontario Securities Commission (“OSC”) to compel Fresnillo to produce critical information needed to complete the independent valuation report for the non-Fresnillo shareholders of the Company, as required by Multilateral Instrument 61-101. On June 18, 2009, in connection with this application, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents (concerning Fresnillo's regional development plans incorporating the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG and repeatedly requested by the independent valuator) do not exist.  Within two working days of this order Fresnillo withdrew its intention to make a hostile take-over bid, eliminating the need to comply with the OSC order.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

During Fresnillo’s hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce (“ICC”) pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  It has always been MAG’s position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  Accordingly, MAG sought a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of MAG without the consent of MAG’s board in breach of the standstill provisions contained in the Shareholders Agreement.  The Company also sought relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including damages and other orders arising from Fresnillo’s alleged failure to advance development on the Juanicipio property at an appropriate pace consistent with the standards imposed by the Shareholders Agreement.

On May 5, 2011, the Company announced that it had received a favourable unanimous ruling dated April 28, 2011 of a three member arbitral panel of the International Court of Arbitration of the ICC with respect to the arbitration proceedings against Fresnillo. The ICC upheld MAG's interpretation that Fresnillo breached the standstill provision in the Shareholders Agreement and, in accordance with Mexican law, awarded MAG US$1.86 million ($1,799,775) in damages.  The damage award represents MAG's direct costs of defending Fresnillo’s improper take-over bid in late 2008 and 2009.  More importantly, by upholding the standstill provision, the ICC has confirmed that MAG and its shareholders are protected from a further opportunistic take-over bid by Fresnillo.  On May 31, 2011, MAG received payment of the US$1.86 million award from Fresnillo.

OUTLOOK

The Company continues to explore its properties in Mexico and intends to grow its independent project portfolio through successful exploration and acquisitions.  Although the Company’s working capital position remains strong, the Company continues to execute its business plan prudently.  The Company has assessed the carrying values of its mineral properties as a result of current market conditions.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s mineral properties have not been impaired at this time. However, should current market conditions deteriorate and commodity prices decline for a prolonged period of time, an impairment of mineral properties may be required.

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times per year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  In January 2011, Fresnillo and MAG jointly approved an initial 2011 exploration budget based on the recommendation of Minera Juanicipio’s Technical Committee totaling US $4.5 million. In the six months ended June 30, 2010, expenditures incurred directly by Minera Juanicipio amounted to US$ 2,346,482, with nine drills currently on the property.  Subsequent to the quarter end, Minera Juanicipio engaged Strathcona Mineral Services Limited to prepare an independent resource estimate, which will comply with the provisions of NI 43-101 and, once finalized, will be used by AMC as a basis for the AMC Study (see “Results of Operations” for the Juanicipio property).  It is anticipated that the US $4.5 million budget will be reviewed and amended accordingly, to reflect the recommendations in the final AMC study once completed. Drilling in 2011 will be directed to the Valdecañas Vein in order to continue to move a substantial portion of the inferred resource to an indicated resource, and work will also continue to explore along the Juanicipio Vein for a potential bonanza zone and delineation of an emerging ore shoot on the east end of the vein. Exploration will also focus on new areas in the search for other deeply buried veins on the Juanicipio property.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

The Company has approved a 2011 exploration budget totaling $10.0 million. Of this amount $2.3 million is allotted for the Company’s 44% share of Minera Juanicipio’s US$4.5 million 2011 exploration budget plus other costs related to our direct oversight of the field and drilling program at Juanicipio. The remaining $7.7 million exploration budget is earmarked for MAG’s 100% owned properties including amongst others Cinco de Mayo/Pozo Seco ($2.8 million) and the Lagartos properties ($1.6 million), and for the Company’s two optioned properties, Esperanza and Mojina ($1.9 million combined).  As actual year to date exploration and evaluation expenditures incurred to June 30, 2011 at Cinco de Mayo of $3,554,679 exceeded the allocated budget (due to additional drilling in response to the new mineralization discovered in the Polaris area), the Company is in the process of revaluating its budget allocation to Cinco de Mayo and its other properties for the second half of the year, with the intent of redistributing up to an additional $1.7 million to Cinco de Mayo, with continued drilling on the property expected through the third quarter.  In addition, the Company expects to approve further expenditures during the year as they arise for various surface right purchases and for the possible initiation of an underground development at Juanicipio.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at August 11, 2011, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	55,527,886
Stock Options	4,351,934 (1)	$5.32 - $14.70	4 mos to 5 years
Diluted	59,879,820

(1)  Includes 417,500 stock options which require shareholder approval prior to being exercisable by the option holders.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2011 the Company had 55,419,886 common shares issued and outstanding (2010: 54,538,395).

At June 30, 2011, the Company had working capital of $34,897,811 (compared to $51,947,117 at June 30, 2010), including cash on hand of $33,571,781(compared to $51,313,141 at June 30, 2010).  Accounts receivable at June 30, 2011 totaled $2,297,852 (2010: $2,560,217) and was comprised primarily of value added taxes repayable to the Company by the Government of Mexico. Current liabilities at June 30, 2011 amounted to $1,909,400 (2010: $2,135,502) and are attributable primarily to accrued exploration (drilling) and legal expenses.

On May 5, 2011, the Company announced that it had received a favourable unanimous ruling of a three member arbitral panel of the ICC with respect to the arbitration proceedings commenced in Mexico against its joint venture partner, Fresnillo (see “Fresnillo Arbitration” above).  Included in cash at June 30, 2011, is US$1.86 million ($1,799,775) received in damages from the award.

The Company’s primary source of capital has been from the sale of equity.  The decrease in cash and working capital from the prior period is a result of a completed bought deal financing that closed in the prior year on May 18, 2010 for net proceeds of $33,148,722, and was included in the prior year’s comparative balances.  With respect to that financing, the Company’s intended use of the proceeds, as outlined in the public offering document, has been adhered to in all material respects.

During the six months ended June 30, 2011, 258,272 stock options were exercised for cash proceeds of $805,657  (2010: 618,326 for cash proceeds of $1,105,176).  In the three and six months ended June 30, 2011 and 2010 there were no shares issued for mineral properties. The primary use of cash during the period was for exploration and evaluation expenditures totaling $4,487,514 (2010: $6,542,762).  The Company also expended on its own account and through advances to Minera Juanicipio $964,513 (2010: $1,519,242) on the Juanicipio property in the period ended June 30, 2011. The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

The Company currently has sufficient working capital to maintain all of its properties and planned programs for a period in excess of the next year.  The Company also expects to have sufficient working capital to fund its 44% share of initial costs for possible underground development and other accelerated engineering and development programs on the Juanicipio project should they occur within the next year. In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results, the Company will select only certain properties to complete option and purchase arrangements on. However, the Company will likely require additional capital in the future to meet its project related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities. While the Company has been successful in securing financings in the past, given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company.

Contractual Obligations

The following table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment, as of the date of this MD&A:

Option Payments and Exploration Expenditures – US Dollars	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

San Ramone Property Option (1)	$3,461,000	$461,000	$2,250,000	$750,000	$ Nil
Mojina Property Option (2)	2,122,251	-	1,122,251	1,000,000	Nil
Cinco De Mayo (3)	180,000	10,000	40,000	130,000	Nil
Total US Dollar Obligations	$5,763,251	$471,000	$3,412,251	$1,880,000	$ Nil
US dollar obligations converted to Canadian dollars	$5,558,656	$454,280	$3,291,116	$1,813,260	$ Nil
Option Payments and Exploration Expenditures – Canadian Dollars

Mojina Property Option (2)	890,000	80,000	350,000	460,000	Nil
Esperanza Property (4)	4,913,127	313,127	2,850,000	1,750,000	Nil
Office Lease	555,426	156,209	318,939	80,278	Nil
Total Obligations ($Canadian)	$11,917,209	$1,003,616	$6,810,055	$4,103,538	Nil

(1) The San Ramone Property option consists of US$2,711,000 in further exploration commitments and US$750,000 in a single property option payment in 2014.

(2) Mojina Property option consists of US$2,122,251 in further exploration commitments and $890,000 in property option payments.

(3) Cinco De Mayo property option payments of US$180,000 on auxiliary claims acquired in 2010.

(4) Esperanza Property option consists of $4,463,127 in further exploration commitments and $450,000 in property option payments.

Other contractual obligations include a 2.5% net smelter returns royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 2.5% net smelter returns royalty under the terms an agreement dated March 30, 2010, whereby the Company entered into an option agreement to earn a 100% interest in the Mojina Property.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the arbitration referred to above under the heading “Fresnillo Arbitration”.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company’s obligations under its property option agreements and the Minera Juanicipio joint venture (see “Contractual Obligations” above), there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see “Liquidity and Capital Resources” above).

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility since mid-year 2008.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

Included in the IVA receivable at June 30, 2011 is $150,284 from 2007, $741,330 from 2008 and $116,635 from 2009 due from the Mexican government. Although recoveries to date have been slow and intermittent, the Company has discussed its outstanding IVA receivables with the Mexican authorities and there is no reason to believe these amounts will not be recovered.  Subsequent to June 30, 2011, $44,516 of IVA related to 2007 was received.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in United States (“US”) dollars or Mexican Pesos. The Company also has cash and certain liabilities denominated in US dollars and Mexican Pesos.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2011).

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  As of January 2006, these companies have a common director with the Company.  During the quarter ended June 30, 2011, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $175,135 (June 30, 2010: $132,299) and exploration costs totaling $1,223,998 (June 30, 2010: $1,251,215) under the Field Services Agreement. Included in trade and other payables at June 30, 2011 is $503,830 related to these services (June 30, 2010: $472,753).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipts of invoices.

The immediate parent and ultimate controlling party of the Company is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2011 (%)	2010 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.(1)	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.(1)	Mexico	Exploration	100%	100%

(1) Incorporated in September 2010.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Compensation of Key Management Personnel

During the period, compensation of key management personnel was as follows:

	Six months ended June 30,
	2011	2010
Short term employee benefits	$469,050	$327,779
Share based payments	-	900,764
	$469,050	$1,228,543

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards(“IFRS”) requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) future income tax provision and (iv) share based payments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements for a description of all of the significant accounting policies.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred tax assets that it believes will be probable, that sufficient future taxable profit will not be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions.

CHANGES IN ACCOUNTING POLICIES - CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2011 have been prepared on the basis of IFRS, mandatory for financial years beginning on or after January 1, 2011. Comparative figures in the financial statements and notes have been restated to consistently apply IFRS.  The accounting policies have been applied consistently by the Company and its subsidiaries, and are outlined in Note 2 of the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2011. Detailed disclosures of the effects of transition to IFRS from Canadian GAAP can be found in Note 15 of the unaudited condensed consolidated financial statements for the three months ended March 31, 2011, and in Note 16 of the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2011, and also in the Company’s MD&A for the 3 months ended March 31, 2011.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

RECENT ACCOUNTIG PRONOUNCEMENTS

The Company has not applied the following new and revised IFRS that have been issued but are not yet effective at June 10, 2011:

IFRS 7, Financial Instruments: Disclosure introduces enhanced disclosure around transfer of financial assets and associated risks, and is effective July 1, 2011, with early application permitted.

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2015, with early application permitted.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“National Instrument 52-109”) is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure control procedures as of December 31, 2010 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in each of the past three years to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective as at December 31, 2010. There were no material changes in the design and operation of disclosure controls and procedures in the period ended June 30, 2011.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and six months ended June 30, 2011

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal control over financial reporting during the period ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENT INFORMATION

Subsequent to June 30, 2011, the Company:

a)	Issued 108,000 common shares pursuant to the exercise of stock options between $2.46 and $4.04 per share for aggregate proceeds of $290,280.

b)
Granted 750,000 stock options, under the Company’s Plan to directors, officers, and employees, exercisable at $10.44 per share, with a term of five years, and vesting 333,000 immediately, 208,750 after 12 months and 208,750 after 24 months from the date of grant.  The unvested 417,500 stock options require shareholder approval prior to being exercisable by the option holders.